Exhibit B.1

Global Energy Resource Insurance Corporation
Balance Sheet
as of May 31, 2002
(Unaudited)

 ASSETS

Cash	$141,278
Prepaid Expenses	2,999
Premium Receivable	5,096
TOTAL ASSETS	**$149,373**

LIABILITIES

Accrued Expenses	$8,040
Federal Tax Payable	1,540
Unearned Premiums (UEPR)	34,928
TOTAL LIABILITIES	**44,508**

SHAREHOLDER'S EQUITY

Capital Stock	100,000
Retained Earnings	4,551
Year to Date Net Income	314
TOTAL SHAREHOLDER'S EQUITY	**104,865**

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$149,373**

Exhibit B.2

Global Energy Resource Insurance Corporation
Income Statement
For the Five Months Ended May 31, 2002
(Unaudited)

	Year to Date Period ended May 31, 2002
UNDERWRITING INCOME	
Movement in UEPR	$18,613
	18,613
UNDERWRITING EXPENSES	
	-
	-
Net Underwriting Income	18,613
Interest Income	690
TOTAL REVENUES	19,303
GENERAL & ADMINISTRATIVE EXPENSES	
Management Fees	8,192
Audit & Actuarial Fees	3,775
Office Expenses	400
Legal Fees & Government Fees	5,402
Bank Charges	10
Miscellaneous	1,001
TOTAL GENERAL & ADMINISTRATIVE EXPENSES	18,780
NET INCOME (LOSS) BEFORE TAXES	523
Federal Income Taxes	209
NET INCOME (LOSS)	$314

Exhibit B.3


Global Energy Resource Insurance Corporation
Statement of Cash Flows
For the Five Months Ended May 31, 2002
(Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$314
Add (deduct) items not affecting cash:	
Amortization of organization costs	0
Changes in assets and liabilities:	
Premiums receivable	34,622
Prepaid Expenses	(2,404)
Accounts payable	243
Unearned premiums	(21,856)
Ceded reinsurance balances payable	(33,287)
Retained Earnings	2,556
Federal income tax payable	210
Net cash provided by operating activities	(19,602)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	160,880
CASH & CASH EQUIVALENTS, END OF PERIOD	$141,278